February 23, 2017




Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re:    Guggenheim Defined Portfolios, Series 1562
       File Nos. 333-215788 and 811-03763

Dear Mr. Fess:

        On January 27, 2017, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1562 (the "Fund"), consisting of a unit investment trust, Guggenheim
SPY Buffered Return Trust, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary -- Principal Investment Strategy

1. Since the name of the Trust includes the term "SPY," which refers to the SPDR S&P 500
ETF Trust, please provide a policy to invest 80% of the Trust's assets in the SPDR S&P 500
ETF Trust (the "ETF"). See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.
 Eric F. Fess, Esq.
February 23, 2017
Page 2


2. The second paragraph of this section states that the Trust is designed to provide investors a maximum total return of [20] %, "while also providing downside "buffered" protection of up to
[10] % of the decline in the ETF." Please revise this paragraph to clarify that the Trust's buffered protection means that investors may lose up to 90% of the Initial Value.

3. The first bullet point in this section states that, if the percentage increase in the price of the ETF since inception date is greater than [10] %, "the amount returned from the FLEX
Options and maturing principal from the Treasury Obligations . . . is intended to be equal to
$ [12] per unit (the "Capped Return")." (Emphasis added.) Since the concept of "amount returned" is confusing and potentially misleading to investors, please revise this bullet point to delete the reference to "amount returned," and clarify that the "Capped Return" is 20%, or $2 per unit. Please also clarify in the first bullet point that the Capped Return is the maximum total return per unit. Please make similar changes in the second, third, and fourth bullet points, deleting the references to "amount returned" and specifying in each bullet point the amount of the intended returns as both a percentage return and as dollars per unit.

4. Please provide a graphical presentation of the potential returns discussed in the bullet points in this section, indicating under each scenario whether investors will outperform, match, or underperform the return of the ETF.

5. The table titled "Option payoff line chart" in this section provides a series of percentages under columns labeled "Mkt Move" and "Total." Please revise the "Mkt Move" column heading so that it references the returns of the ETF, and revise the "Total" column heading to clearly describe what specific returns are represented by this column. Also, in order to provide investors with additional clarification regarding the structure of the Trust's potential returns, please add to the two columns in this table information corresponding to ETF returns of -50%, -40%, -30%, and 30%, 40%, and 50%.

Investment Summary -- Assets Held by the Trust

6. The third paragraph of this section states that the FLEX Options are European-style options, which are exercisable at the strike price only on the Option Expiration Date. Please add this disclosure to the summary of the principal investment strategy.

Investment Summary -- Essential Information

7. Since the Trust's "Buffer" is not an investment return, please revise "Buffered Return" to
"Buffered Amount" in this section. Also, the "Capped Return" line item shows returns of $ [12] and [120] % per unit. Please correct this line item to state that the Capped Return is $2 or 20% per unit.
 Eric F. Fess, Esq.
February 23, 2017
Page 3


GENERAL COMMENTS

8. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

10. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                      *******

        In closing, we remind you that the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.



Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel